Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement Nos. 333-166393 on Form S-8 of Westmoreland Coal Company of our report dated June 26, 2015 with respect to the statements of net assets available for benefits of Westmoreland Coal Company and Subsidiaries Employees' Savings Plan as of December 31, 2014 and 2013, and the statement of changes in net assets available for benefits and the supplemental schedules for the year ended December 31, 2014, which report appears in the December 31, 2014 Annual Report on Form 11-K of the Westmoreland Coal Company and Subsidiaries Employees' Savings Plan.
EKS&H LLLP
Denver, Colorado
June 26, 2015